SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  ______________________________________________

FORM 11-K

______________________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number: 001-11713

______________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Retirement Plan for OceanFirst Bank

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
OceanFirst Financial Corp.
110 West Front Street, Red Bank, New Jersey 07701

REQUIRED INFORMATION

Items 1-3. The Retirement Plan for OceanFirst Bank (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The plan intends to file such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.
Item 4. The Retirement Plan for OceanFirst Bank, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.
Financial Statements. Listed below are all financial statements and schedules filed as a part of the annual report:

(a)
Audited Statements of Net Assets Available for Plan Benefits as of December 31, 2018 and December 31, 2017 and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended and the Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year).

Exhibits
The following exhibits are filed as part of this report.

23.1	Consent of Mazars USA LLP

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 21, 2019	Retirement Plan for OceanFirst Bank

		By:	/s/ Lauren Bell
Lauren Bell
Plan Administrator

RETIREMENT PLAN FOR OCEANFIRST BANK
Financial Statements and Schedule
December 31, 2018 and 2017
(With Report of Independent Registered
Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Retirement Plan Administrative Committee of
OceanFirst Bank

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Retirement Plan for OceanFirst Bank (the “Plan”) as of December 31, 2018 and 2017 and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2018 (the “supplemental information”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplement information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of year) as of December 31, 2018, is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Mazars USA LLP

We have served as the Plan's auditor since 2015.

Edison, NJ
June 21, 2019

RETIREMENT PLAN FOR OCEANFIRST BANK
Statements of Net Assets
Available for Plan Benefits
December 31, 2018 and 2017

	2018	2017
Assets:
Investments, at fair value (Note 3):
Insurance Company Pooled Separate Accounts	$6,501,178	$6,820,963
Mutual Funds	27,265,861	22,780,099
OceanFirst Financial Corp. Common Stock Fund	6,259,034	6,175,693
Total investments at fair value	40,026,073	35,776,755
Guaranteed Interest Contract Fund, at contract value	1,650,840	2,215,744
Notes receivable from participants	1,055,785	621,828
Accrued interest receivable	392	194
Net assets available for plan benefits	$42,733,090	$38,614,521
See accompanying notes to financial statements.

RETIREMENT PLAN FOR OCEANFIRST BANK
Statements of Changes in Net Assets
Available for Plan Benefits
Years Ended December 31, 2018 and 2017

	2018	2017
Additions to net assets attributed to:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(3,356,287)	$1,944,438
Interest	28,848	27,426
Dividends	350,580	277,163
Total investment (loss) income	(2,976,859)	2,249,027
Interest income on notes receivable	40,519	25,175
Contributions:
Employer contributions	1,116,191	923,388
Employee contributions	3,051,931	2,464,310
Employee rollover contributions	220,089	145,184
Total contributions	4,388,211	3,532,882
Total additions to net assets	1,451,871	5,807,084
Deductions from net assets attributed to:
Benefits to participants	6,807,829	5,205,458
Expenses	154,920	81,130
Total deductions	6,962,749	5,286,588
Net (decrease) increase before transfers	(5,510,878)	520,496
Transfer from Ocean City Home Bank Savings and Investment Plan	9,629,447	—
Net assets available for plan benefits at beginning of year	38,614,521	38,094,025
Net assets available for plan benefits at end of year	$42,733,090	$38,614,521
See accompanying notes to financial statements.

RETIREMENT PLAN FOR OCEANFIRST BANK
Notes to Financial Statements

(1)	Plan Description
The Retirement Plan for OceanFirst Bank (“the Plan”) is a voluntary, participant-directed defined contribution plan sponsored by OceanFirst Bank N.A. (“OceanFirst” or “the Bank”) for employees of the Bank. The Bank is also the Plan Administrator.

(a)	General
The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan which became effective on September 1, 1988. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)	Mergers
On November 30, 2016, OceanFirst Financial Corp. acquired Ocean Shore Holding Company (“Ocean Shore”) which was then merged into OceanFirst Bank N.A. Effective January 1, 2018, the Ocean City Home Bank Savings and Investment Plan (the “Ocean Shore Plan”) was merged into the Plan. All participants of the Ocean Shore Plan became participants of the Plan and all assets, liabilities and participant account balances of the Ocean Shore Plan were transferred to the Plan on January 2, 2018, the first business day after January 1, 2018. Certain protected benefits under the Ocean Shore Plan remain in place including: employees currently eligible to receive employer contributions in the Ocean Shore Plan will continue to be eligible to receive contributions; that all accrued assets under the Ocean Shore Plan will continue to remain 100% vested; that Employer Matching Contributions in the Ocean Shore Plan are subject to a 5-year graded vesting schedule and will continue to be available for withdrawal at age 59 1/2; all participants under the Ocean Shore Plan will retain the early retirement age provision of age 55; and accrued and future Employer Non-Elective Contributions related to the Ocean Shore Plan participants with 3 or more years of service will be subject to a 5-year graded schedule. For participants with less than 3 years of service, the accrued Employer Non-Elective Contributions will be subject to a 5-year graded vesting schedule and future Employer Non-Elective Contributions will be subject to a 6-year graded vesting schedule.

(c)	Eligibility
Employees of OceanFirst who have attained the age of 21 and are expected to work 1,000 hours in the 12-month period following the employee’s employment date may join the Plan after completing three months of service, as defined.

(d)	Employee Contribution
Participants may contribute from 1% to 100% of earnings (as defined), subject to Internal Revenue Service limitations of $18,500 in 2018 and $18,000 in 2017 per participant plus an additional $6,000 in 2018 and 2017 for participants over 50 years of age. A participant may direct their contributions among the Plan investments in any manner they desire. Employees are automatically enrolled in the Plan upon meeting the eligibility requirements. Unless otherwise elected, the initial contribution is 3% of earnings, increasing by 1% annually until a cap of 6% is reached. Unless otherwise elected, these contributions are invested in an American Funds Retirement Target Fund based on the year the employee turns 65.

(e)	Employer Contributions
The Bank provides a matching contribution to participants equal to 100% of the first 1% of employee contributions and 50% on the next 5% of employee contributions.

(f)	Vesting
The employer matching contribution is fully vested after 2 years of service. Participant’s contributions are fully vested at all times.

(g)	Forfeitures
At December 31, 2018 and 2017 forfeited non-vested accounts totaled $1,219 and $717, respectively. These accounts will be used to pay future Plan expenses or reduce employer contributions. During the year ended December 31, 2018, forfeited non-vested amounts totaled $18,292 and earnings on the forfeiture account totaled $86. Total forfeitures used to pay administrative expenses totaled $18,178.

RETIREMENT PLAN FOR OCEANFIRST BANK
Notes to Financial Statements (continued)

(h)	Notes Receivable from Participants
Participants may borrow up to 50% of the value of their vested interest in the Plan, subject to certain limitations defined in the Plan. Loans must be repaid with interest over a term not to exceed five years, except for a loan for a principal residence which may be repaid over a longer period of time, as established by the Plan. Notes receivable are recorded at their outstanding principal balance plus accrued interest. The interest rate charged on the loan is generally set at the current prime rate plus 1%. At December 31, 2018 the notes receivable carried interest rates of 4.25% to 6.25% with maturities through August 2028. At December 31, 2017 the notes receivable carried interest rates of 4.25% to 5.50% with maturities through January 2025.

(i)	Benefit Payments/Withdrawal
Participants are entitled to receive their vested account balance in a lump sum upon separation from service for any reason, including disability and death. The benefit to which a participant is entitled is the vested benefit that can be provided from a participant’s account. Benefits are recorded when paid.
Participants may request the withdrawal of any vested amount from their account for financial hardship, as defined, subject to written approval from the Plan Administrator. Participants who receive a withdrawal for financial hardship are prevented from making pre-tax contributions for six months.

(j)	Participant Accounts
A participant’s account is credited with their employee contributions and employer contributions, plus any accumulated investment earnings or losses on those contributions.

(k)	Excess Contributions
Excess contributions above plan limits are refunded to participants. There were $98 in excess contributions for the year ended December 31, 2018 and no excess contributions for the year ended December 31, 2017.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation
The accompanying financial statements of the Plan have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets.

(b)	Investments
Under the terms of an agreement between Transamerica Retirement Solutions Corporation (“Transamerica”) and OceanFirst, Transamerica maintains separate pooled accounts into which certain of the contributions made by OceanFirst on behalf of its employees and contributions made by OceanFirst employees are invested.
Other contributions may be made directly to trust funds managed by State Street Bank and Trust Company or to various mutual funds. Additionally, OceanFirst has appointed State Street Bank and Trust Company as custodian for the OceanFirst Financial Corp. Common Stock Fund. Investments are stated at fair value. Interest income is recognized in the period earned. Dividend income is recorded on the ex-dividend date. Purchases and sales are recorded on a trade date basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Under the terms of the agreement with Transamerica, the Plan entered into a direct fully benefit responsive Guaranteed Interest Contract (“GIC Fund”) issued by Transamerica Financial Life Insurance Company. Transamerica maintains the contributions to the GIC Fund in a general account which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GIC Fund invests in a group annuity contract which is represented by contributions plus a fixed rate of interest, less distributions from and administrative expenses of the contract. Transamerica is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The GIC Fund is stated at contract value and there are no reserves against contract value for credit risk of the contract issuer or otherwise. Except as disclosed in the next paragraph, there are no additional restrictions that would limit the ability of the Plan to transact at contract value with the issuer. Management believes there are no events and circumstances that would allow the issuer to terminate the fully benefit-responsive contract with the Plan and settle at an amount different from contract value.

RETIREMENT PLAN FOR OCEANFIRST BANK
Notes to Financial Statements (continued)

Direct transfers between the GIC, the Government Fixed Bond fund and the Money Market Fund are prohibited. Funds must be transferred to one of the other investment options for 90 days before returning to one of these three investment funds.

(c)	Risks and Uncertainties
The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments are subject to risk conditions of the individual fund objectives, stock market, interest rates, economic conditions, and world affairs. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

(d)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e)	Party-in-Interest Transactions
Certain Plan investments are managed by Transamerica Financial Life Insurance Co., an affiliate of Transamerica and by State Street Bank and Trust. Transamerica is the trustee as defined by the Plan and State Street Bank and Trust is the custodian for the OceanFirst Financial Corp. Common Stock Fund and, therefore, these transactions qualify as party-in-interest transactions.

(f)	Recent Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board issued ASU No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (a consensus of the Emerging Issues Task Force) which primarily relates to the reporting by an employee benefit plan for its interest in a master trust. A master trust is a trust for which a regulated financial institution serves as a trustee or custodian and in which assets of more than one plan sponsored by a single employer or by a group of employers under common control are held. The amendments in this ASU clarify the presentation requirements for a plan’s interest in a master trust and require more detailed disclosures of the plan’s interest in the master trust. For each master trust in which a plan holds an interest, the amendments in this ASU require a plan’s interest in that master trust and any change in that interest to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. This ASU also removes the requirement to disclose the percentage interest in the master trust for plans with divided interests and require that all plans disclose the dollar amount of their interest in each of those general types of investments, which supplements the existing requirement to disclose the master trust’s balances in each general type of investments. Lastly, the ASU requires all plans to disclose (1) their master trust’s other asset and liability balances and (2) the dollar amount of the plan’s interest in each of those balances. This ASU is effective for fiscal years beginning after December 15, 2018 and should be applied retrospectively to each period for which financial statements are presented. Early adoption is permitted. The Plan does not have any interests in a master trust. As such, the adoption of this ASU will not have an impact on the Plan’s financial statements.

(3)	Investment Options
Under the terms of the agreement between Transamerica and OceanFirst, Transamerica is authorized to execute and enter into any and all agreements for the purpose of effecting the Plan. All monies contributed to the Plan are invested in either the Guaranteed Interest Contract Fund, OceanFirst Financial Corp. Common Stock Fund, pooled separate accounts, or mutual funds in accordance with employee investment elections.

(4)	Plan Termination
OceanFirst expects to continue the Plan indefinitely, but reserves the right to amend or terminate the Plan at any time. In the event of dissolution of the Plan, the accounts shall be revalued as if the termination date were a valuation date, the participant account balance will become fully vested and the participant account balances shall be distributed.

RETIREMENT PLAN FOR OCEANFIRST BANK
Notes to Financial Statements (continued)

(5)	Federal Income Taxes
The sponsor of the prototype plan received a favorable tax determination letter from the Internal Revenue Service dated March 31, 2014 indicating that the prototype plan qualifies under the provisions of Section 401 of the Internal Revenue Code and the related trust is exempt from Federal income taxes under Section 501(a) of the Internal Revenue Code. In the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and are qualified under the applicable provisions of the Internal Revenue Code.
U.S. GAAP requires the plan administrator to evaluate tax positions taken or expected to be taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the Internal Revenue Service; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2015.

(6)	Plan Expenses
Costs of services rendered on behalf of the Plan are either paid using forfeitures or by OceanFirst except for participant transaction charges which are paid by the participant. Additionally, OceanFirst provides, without charge, personnel and office facilities for the administration of the Plan. Expenses incurred by the funds, including investment management fees paid to the advisor of those funds, are paid through the funds themselves and are reflected in the net asset value of the funds and included in net appreciation in fair value of investments.
(7)    Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or the most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.
The use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach are required. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement costs). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, a fair value hierarchy has been established for valuation inputs that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. Movements within the fair value hierarchy are recognized at the end of the applicable reporting period. There were no changes in fair value methodologies used at December 31, 2018 and 2017 and no transfers between the levels of the fair value hierarchy for the years ended December 31, 2018 or 2017. The fair value hierarchy is as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has to access at the measurement date.
Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlations or other means.

RETIREMENT PLAN FOR OCEANFIRST BANK
Notes to Financial Statements (continued)

Level 3 – Significant unobservable inputs that reflect an entity’s own assumptions that market participants would use in pricing the assets or liabilities.
A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is as follows:
In general, fair value is based upon unadjusted quoted prices, where available. If such quoted prices are not available, fair value is based upon models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. While management believes the Plan’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Government Fixed Bond Fund – The investment is valued at fair value which is derived from a discounted cash flow analysis and other factors.
Insurance Company Pooled Separate Accounts (excluding Government Fixed Bond Fund) – The investment is valued at a daily calculated unit value based on the fair value of the underlying investments.
Mutual Funds – The investment is valued based on unadjusted quoted prices through the National Securities Clearing Corporation.
OceanFirst Financial Corp. Common Stock Fund – The fair value of OceanFirst Financial Corp. Common Stock Fund is based on the year end closing price of OceanFirst Financial Corp. common stock and monies held in the State Street Bank and Trust money market fund used to meet daily liquidity needs. The common stock is valued based on the unadjusted quoted market price of shares trading in active markets at year end. The OceanFirst Financial Corp. Common Stock Fund is tracked on a unitized basis, which allows for daily settling of trades by participants.
Fair value estimates are made at a point in time, based on relevant market data as well as the best information available about the security. Illiquid credit markets have resulted in inactive markets for certain securities. As a result, there may be limited observable market data for these assets. Fair value estimates for securities for which limited observable market data is available are based on judgments regarding current economic conditions, liquidity discounts, credit and interest rate risks, and other factors. These estimates involve significant uncertainties and judgments and cannot be determined with precision. As a result, such calculated fair value estimates may not be realizable in a current sale or immediate settlement of the security.
The following tables summarize financial assets measured at fair value on a recurring basis as of December 31, 2018 and 2017 segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31, 2018
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Mutual Funds	$27,265,861	$—	$—	$27,265,861
OceanFirst Financial Corp. Common Stock Fund:
OceanFirst Financial Corp. Common Stock	6,108,486	—	—	6,108,486
Money Market Fund	150,548	—	—	150,548
Total investments in the fair value hierarchy	33,524,895	—	—	33,524,895
Insurance Company Pooled Separate Account (1)	—	—	—	6,501,178
Total investments at fair value	$33,524,895	$—	$—	$40,026,073

RETIREMENT PLAN FOR OCEANFIRST BANK
Notes to Financial Statements (continued)

	December 31, 2017
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Mutual Funds	$22,780,099	$—	$—	$22,780,099
OceanFirst Financial Corp. Common Stock Fund:
OceanFirst Financial Corp. Common Stock	6,050,971	—	—	6,050,971
Money Market Fund	124,722	—	—	124,722
Total investments in the fair value hierarchy	28,955,792	—	—	28,955,792
Insurance Company Pooled Separate Accounts (1)	—	—	—	6,820,963
Total investments at fair value	$28,955,792	$—	$—	$35,776,755
(1) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient to fair value have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(8)	Subsequent Events
On January 31, 2018, OceanFirst Financial Corp. acquired Sun Bancorp, Inc. (“Sun”) which was then merged into OceanFirst Bank N.A. Effective January 1, 2019, the Sun National Bank 401(k) Plan (the “Sun Plan”) was merged into the Plan. All participants of the Sun Plan became participants of the Plan and all assets, liabilities and participant account balances of the Sun Plan were transferred to the Plan on January 2, 2019, the first business day after January 1, 2019. The net assets transferred into the Plan totaled approximately, $17.1 million. Certain protected benefits under the Sun Plan remain in place including: employees currently eligible to receive employer contributions in the Sun Plan will continue to be eligible to receive contributions; that all accrued assets under the Sun Plan will continue to remain 100% vested; that Employer Non-Elective Contribution in the Sun Plan will continue to be available for withdrawal at age 59 1/2; and all participants under the Sun Plan will retain the early retirement age provision of age 55.
On January 31, 2019, OceanFirst Financial Corp. acquired Capital Bank of New Jersey (“Capital Bank”) and anticipates the former Capital bank 401(k) Plan will be merged with the OceanFirst Plan on January 1, 2020.

RETIREMENT PLAN FOR OCEANFIRST BANK
Schedule H Line 4(i) – EIN #21-0607451
Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issuer	Description of Investments	Number of Units	Current Value
*Transamerica Financial Life Ins. Co.	Guaranteed Interest Contract Fund	—	$1,650,840
*Transamerica Financial Life Ins. Co.	Inflation-Protected Securities Fund	13,398	509,286
*Transamerica Financial Life Ins. Co.	Government Fixed Bond Fund	—	628,378
*Transamerica Financial Life Ins. Co.	Short Horizon Asset Allocation Fund	7,764	244,057
*Transamerica Financial Life Ins. Co.	Intermediate Horizon Asset Allocation Fund	86,954	3,741,475
*Transamerica Financial Life Ins. Co.	Intermediate/Long Horizon Asset Allocation Fund	21,773	1,151,341
*Transamerica Financial Life Ins. Co.	Government Money Market Fund	6,429	226,641
Insurance company pooled separate accounts total			6,501,178
American Century	Large Cap Value Fund	367,412	2,682,110
American Funds	2010 Target Date Retirement Fund	11,539	116,314
American Funds	2015 Target Date Retirement Fund	120,482	1,279,523
American Funds	2020 Target Date Retirement Fund	135,587	1,563,321
American Funds	2025 Target Date Retirement Fund	251,627	3,082,430
American Funds	2030 Target Date Retirement Fund	138,454	1,798,517
American Funds	2035 Target Date Retirement Fund	199,489	2,629,263
American Funds	2040 Target Date Retirement Fund	65,752	884,362
American Funds	2045 Target Date Retirement Fund	60,411	824,617
American Funds	2050 Target Date Retirement Fund	32,693	436,782
American Funds	2055 Target Date Retirement Fund	29,912	499,830
American Funds	2060 Target Date Retirement Fund	12,718	142,182
AMG Managers	AMG Managers/Fairpointe Mid Cap Fund	22,643	722,995
Goldman Sachs	Small Cap Value Fund	38,640	1,797,166
Invesco	Disciplined Equity Fund	150,726	2,675,393
JPMorgan	Large Cap Growth Fund	62,413	2,110,805
Lord Abbett	Total Return Fund	115,116	1,145,405
State Street	Institutional International Equity Fund	120,839	1,363,060
*Transamerica	Stock Index Fund	147,348	1,511,786
Mutual funds total			27,265,861
*OceanFirst Financial Corp.	Common Stock Fund:
	OceanFirst Financial Corp. Common Stock		6,108,486
	Money Market Fund		150,548
		83,721	6,259,034
*Notes Receivable from Participants	Notes receivable with maturities through August 2028 and with interest rates from 4.25% to 6.25%	—	1,055,785
Total plan assets			$42,732,698
* A party-in-interest as defined by ERISA.
See accompanying report of independent registered public accounting firm.